FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 3, 2012 – Voting Rights and Capital
2.	Press release dated January 5, 2012 – Socle Technology Develops ARM Mali Graphics Based SOC Designs Targeting 28nm Technology
3.	Press release dated January 23, 2012 – LSI Expands Strategic Relationship With ARM To Offer Energy-Efficient Multicore Processors For Networking Applications
4.	Press release dated January 26, 2012 – MEDIA ALERT: ARM big.LITTLE Technology Wins Linley Analysts’ Choice Award
5.	Press release dated January 30, 2012 – MStar Licenses ARM Mali GPU Technology for Smart-TV Applications

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2011
ARM HOLDINGS PLC

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1
ARM Holdings plc – Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc’s capital as at 31st December 2011 consists of 1,351,315,597 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,351,315,597.

The above figure 1,351,315,597 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA’s Disclosure and Transparency Rules.

Item 2
Socle Technology Develops ARM Mali Graphics Based SOC Designs
Targeting 28nm Technology

05 January 2012

WHAT: Socle Technology Corporation, a provider of SoC (System on Chip) design and implementation services, and ARM announced today that Socle Technology has developed SoC designs using ARM® Mali™ Graphics Processing Units (GPUs) targeting GLOBALFOUNDRIES 28nm process. This is based on a new licensing agreement with ARM for multiple advanced graphics processing technologies, including the Mali-400 MP GPU. It builds on Socle Technology’s existing license agreements with ARM for a broad range of IP, including ARM Cortex™ MPCore™ processors, Mali GPUs and foundry-sponsored ARM Artisan® Physical IP.

WHY: The new license agreement allows Socle Technology to integrate ARM Mali GPU into advanced 28nm designs and provide customers with SoC solutions based on the advanced graphics performance of the technology. This will satisfy customer requirements for next generation platform designs and provide consumers with an improved visual experience on their mobile devices. Socle Technology expects solutions to be taped out in 2012 and available for use in multimedia, smart TVs, smartphones and mobile devices. As a member of the ARM Connected Community, Socle Technology uses a diverse range of ARM intellectual property (IP) to provide optimized solutions based on the ARM architecture.

“The development of next generation design services and platform solutions based on advanced ARM IP and the latest process technology is an important commitment to customers, as well as being core to Socle Technology’s strategy,” said Mr. Stone Peng, President and CEO, Socle Technology. “To deliver on this commitment Socle Technology is now licensing a broader range of advanced ARM IP, which includes Mali-400 and Mali-300 GPUs, as well as Cortex-A9 and Cortex-A8 processors. The increasing number of licenses provides customers with more options and allows them to future-proof their solutions. Socle Technology will continue to strengthen its design services and platform solutions, and collaborate with partners, such as ARM and GLOBALFOUNDRIES, to satisfy the requirements for next generation applications.”

“Socle Technology is a valued member of the ARM ecosystem and their design services, based on 28nm process technology and advanced ARM IP, will provide customers with the options they need to compete in today’s competitive market place,“ said Kevin Smith, vice president of marketing, media processing division, ARM. “Today’s agreement will help Socle Technology build on its position in the connected consumer and mobile computing markets as a leading provider of SoC design services and platform solutions, and will open up new opportunities for Socle Technology’s customers.”

WHEN: 5th January 2012

WHERE: Globally

WHO: Socle Technology Corporation, founded in 2001 and invested by GLOBALFOUNDRIES since December 2009, is well-recognized as a leading-edge provider of SoC design and implementation services as well as an architect for more complicated SoC design technology in advanced process nodes. As a strategic partner, Socle has developed some of the best ARM hardcore and ARM embedded SoC platforms among ARM solution providers worldwide. For the best design service with the one-stop-shop convenience, Socle works closely with GLOBALFOUNDRIES and other world-class partners of IP, EDA, and assembly and testing. www.socle-tech.com

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/ARMTools

Item 3
LSI Expands Strategic Relationship With ARM To Offer Energy-Efficient
Multicore Processors For Networking Applications

23 January 2012

LSI enhances industry’s most powerful networking silicon portfolio
MILPITAS, Calif., January 23, 2012<x-apple-data-detectors://3> – LSI Corporation (NYSE: LSI) today announced an expansion of its long-term strategic relationship with ARM that will lead to new product solutions designed to address critical customer needs for accelerated performance as applications, such as mobile video and cloud computing, dramatically increase network traffic.

The new licensing agreement will provide LSI with access to:

•	A broad range of ARM® processors, including the ARM Cortex™-A15 processor with virtualization support and future ARM processors
•	ARM on-chip interconnect technology, including CoreLink™ cache coherent interconnect system IP, for use in multicore applications

“Customers need high performance, power efficient solutions to help effectively manage the unprecedented growth in network traffic being driven by smartphones, tablets and cloud-based services,” said Jeff Richardson, executive vice president and chief operating officer, LSI. “The integration of LSI’s leadership in SoC solutions with ARM’s strong ecosystem and leadership in power efficient cores will lead to exciting new multicore based solutions for our customers later this year.”

Ever-increasing mobile broadband traffic is taxing the wireless network, compelling manufacturers to differentiate their solutions at the hardware level. Meeting the demands of next-generation solutions requires high performance, lower-power semiconductors. Multicore solutions based on the combination of ARM and LSI’s extensive portfolio of IP will enable networking applications to satisfy the ever-increasing bandwidth demands in the most power efficient manner.

“We are pleased to extend our long-standing relationship with LSI and help them develop next-generation, differentiated solutions based on ARM technology,” said Mike Inglis, executive vice president, processor division, ARM. “The powerful combination of ARM advanced IP and LSI’s leadership in SoC design will enable networking and storage OEMs to deliver high performance, energy efficient products to their customers.”

For more information on LSI and the company’s products visit www.lsi.com.

Item 4
MEDIA ALERT: ARM big.LITTLE Technology Wins Linley Analysts’
Choice Award
26 January 2012

What: The Linley Group has awarded ARM® big.LITTLE technology the 2011 Analysts' Choice Award for Best Processor IP.

ARM big.LITTLE technology was announced in October 2011 and addresses one of today's biggest industry challenges: how to create a system on chip that provides both high performance as well as extreme power efficiency for extended battery life. ARM big.LITTLE technology marries the high-end performance of the ARM Cortex™-A15 MPCore™ processor with the energy efficiency of the Cortex-A7 processor, and will enable the same application software to migrate seamlessly between cores.

This flexible approach chooses the right processor for the right job, enabling highly optimized processing which also results in significant energy savings for common workloads. By selecting the optimum processor for each task, big.LITTLE technology can reduce average power consumption of the application processor by up to 70 percent. In addition to this award, the best Mobile Processor Award was presented to the NVIDIA Tegra 3, which features a quad core ARM Cortex-A9 processor.

Why "We awarded ARM Big.LITTLE processing the The Linley Group's award for Best Processor IP of 2011, based on the company's innovative approach to creating a licensable microprocessor architecture that delivers both high performance and power efficiency," said J. Scott Gardner, senior analyst at The Linley Group. "By combining two of ARM's newest CPU cores, the Big.LITTLE architecture maximizes power/performance elasticity for the dynamic workloads used by most mobile devices."

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/

•	ARMFlix on YouTube: http://www.youtube.com/armflix
•	ARM on Twitter
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools

Item 5
MStar Licenses ARM Mali GPU Technology for Smart-TV Applications

ARM® Mali™-400 MP Graphics Processing Unit (GPU) already in mass production with MStar

Cambridge, UK – 30 January 2012 – ARM today announced that MStar, a leading semiconductor supplier for display and digital home solutions, has licensed ARM Mali Graphics Processing Unit (GPU) technology for use in smart-TV applications. Already highly integrated into existing MStar products and deployed in the latest mainstream consumer electronics devices, the Mali-400 MP GPU strengthens MStar's industry-leading smart-TV solutions. This includes support for high performance applications, such as the latest 3D user interfaces and gaming experiences.

The deepening relationship between MStar and ARM aims to drive technology innovation between the two companies and alignment on future product roadmaps. User experience is a particular focus as Mali GPU technology is able to provide high-resolution, anti-aliased image quality.

"As a pioneer in the digital home applications space, MStar aims to work with the best partners and the cutting edge technologies they provide," commented WK Chia, Vice President of Research and Development, MStar. "Our cooperation with ARM is proving successful, with the Mali-400 GPU in mass production as a key component of the MStar smart-TV system-on-chip (SoC). Seamless support from partners, such as ARM, allows MStar to continue to provide customers with best-in-class solutions and further strengthens our leadership position."

"As consumers demand an improved user experience, one of the challenges will be to provide high quality graphics on all screen sizes," said Pete Hutton, general manager of the media processing division, ARM. "Companies, such as MStar are responding to the needs of consumers and the OEMs that supply devices by introducing innovative SoCs based on ARM Mali GPU technology. ARM is proud to be working with MStar as a partner that is driving innovation in consumer markets, such as smart-TVs."

About MStar Semiconductor, Inc.
MStar Semiconductor, Inc. ("MStar") is a world-class leader in Application Specific ICs ("ASIC") with a focus on consumer electronic products and communication applications. Since the inception in 2002, MStar has established a strong brand and leadership position in LCD controller, analog and digital TV, and mobile communication applications by fully leveraging its core expertise of cutting-edge design capabilities, continuous innovation and premier customer-focused services. Headquartered in Taiwan, MStar has a comprehensive global footprint covering over 15 international R&D and customer support centers to provide a full range of total solutions for various consumer electronic applications. MStar went public in 2010 and is listed on Taiwan Stock Exchange. For more information, please visit www.mstarsemi.com or contact Investor Relations at +886 3 552 6006 Ext. 5888 or investorrelations@mstarsemi.com.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website:http://www.arm.com/
•	ARM Connected Community®:http://www.arm.com/community/
•	ARM Mali Developer Center:www.malideveloper.com
•	ARM Blogs:http://blogs.arm.com/
•	ARMFlix on YouTube:http://www.youtube.com/user/armflix
•	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/ARMTools

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:

Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com